UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-34975

IMRIS INC.
(Translation of registrant's name into English)

100-1370 Sony Place, Winnipeg, Manitoba, Canada R3T 1N5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F   ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMRIS Inc.
(Registrant)

Date: August 4, 2011	By:	/s/Kelly McNeill

	Name:	Kelly McNeill
	Title:	Executive Vice President Finance & CFO

EXHIBIT INDEX

99.1	News Release dated August 4, 2011 – “IMRIS Receives Health Canada Approval for Accutrack™